Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Festive Lion Limited	British Virgin Islands
World Alliance Holdings	Hong Kong
Shenzhen New Cleopatra Beauty & Salon Company Limited.	PRC